UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         The Pep Boys--Manny, Moe & Jack
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    713278109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------                             ------------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           7      SOLE VOTING POWER

                                       -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                           5,300,000
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                            -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       5,300,000

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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,300,000

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
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    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      713278109              SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------                             ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                       -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                           5,300,000
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                            -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       5,300,000
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,300,000
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      713278109              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------                             ------------------------

The Schedule 13D filed on April 20, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value (the "Shares"), of The Pep Boys--Manny, Moe & Jack (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D on May 17, 2006, Amendment No. 2 on June 29, 2006 and Amendment No. 3 on August 18, 2006, is hereby amended by this Amendment No. 4 to the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

       On August 24, 2006, Jolly Roger Fund LP notified the Issuer of its intent, at the Issuer's 2006 annual meeting of shareholders, to (i) nominate Thomas R. Hudson Jr., Founder and Managing Member of Pirate Capital, for election to the Issuer's Board of Directors and (ii) propose an amendment to the Issuer's bylaws to set the number of directors to be at least ten. A copy of such notice is attached hereto as Exhibit C and incorporated herein by reference. Jolly Roger Fund LP intends to propose, and the Reporting Persons intend to seek to elect, one nominee for election as a director at the upcoming annual meeting of shareholders in order to obtain a broader voice for the Issuer's shareholders apart from the slate of candidates being proposed by management and the group of investors led by Barington Capital. The Reporting Persons have no intention to seek control of the Issuer or its management and policies, including through additional representation on the Issuer's Board of Directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.   Exhibit A - Joint Acquisition Statement, dated April 20, 2006
                 (previously filed).
2.   Exhibit B - Letter to the Issuer, dated June 29, 2006 (previously filed)
3.   Exhibit C - Nomination Notice, dated August 24, 2006

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 5 OF 6 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1.   Exhibit A - Joint Acquisition Statement, dated April 20, 2006
                 (previously filed)
2.   Exhibit B - Letter to the Issuer, dated June 29, 2006 (previously filed)
3.   Exhibit C - Nomination Notice, dated August 24, 2006